GSG

iShares S&P GSCI Commodity-Indexed Trust

Fact Sheet as of 03/31/2014

iShares by BlackRock

The iShares S&P GSCI Commodity-Indexed Trust (the 'Trust') seeks to track the results of a fully collateralized investement in futures contracts on an index composed of a diversified group of commodities futures.

The iShares S&P GSCI Commodity-Indexed Trust is not a standard ETF. The Trust is not an investment company registered under the Investment Company Act of 1940. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. **Investments in shares of the Trust are speculative and involve a high degree of risk. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.**

WHY GSG?

1 Exposure to a broad range of commodities

2 Convenient access to energy, industrial and precious metals, agricultural, and livestock markets

3 Use to diversify your portfolio and to express a view on commodities

GROWTH OF $10,000



20,000
15,000
10,000
5,000
0
Jul-06
Jul-07
Jul-08
Jul-09
Jul-10
Jul-11
Jul-12
Jul-13

The Hypothetical Growth of $10,000 chart reflects a hypothetical $10,000 investment and assumes reinvestment of dividends and capital gains. Fund expenses, including management fees and other expenses were deducted.

PERFORMANCE

	1 Year	3 Year	5 Year	Since Inception
NAV	0.18%	-4.27%	5.62%	-5.01%
Market Price	0.21%	-4.07%	5.59%	-5.02%
Benchmark *	1.13%	-3.40%	6.85%	-4.21%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iShares.com or www.blackrock.com.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most ETFs), and do not represent the returns you would receive if you traded shares at other times.

* The S&P GSCI® Total Return Index reflects the total returns that are potentially available through a rolling uncollateralized investment in the contracts comprising the S&P GSCI®, plus the hypothetical Treasury bill rate of return that could be earned if the futures positions were fully collateralized. The S&P GSCI® is a benchmark designed to reflect the performance of a production-weighted basket of physical commodities.

RISK PROFILE



Lower Risk/ Reward
Higher Risk/ Reward

Based on the 1 year standard deviation of the fund. Standard deviation measures how dispersed returns are around the average. A higher standard deviation indicates that returns are spread out over a larger range of values and thus, more volatile or risky. Each increment on the scale above represents a 5% range of standard deviation except for the last segment which is > 20%.

TRUST DETAILS

Inception Date	07/10/2006
Benchmark *	S&P GSCI ® Total Return
Net Assets	$1,083,751,123
Sponsor Fee	0.75
Beta vs. S&P 500	0.05
Standard Deviation (3yrs)	17.10

Beta is a measure of the tendency of securities to move with the market as a whole. A beta of 1 indicates that the security's price will move with the market. A beta less than 1 indicates the security tends to be less volatile than the market, while a beta greater than 1 indicates the security is more volatile than the market.

PORTFOLIO MANAGEMENT

iShares ETFs are managed by professional investors who have experience operating funds in all types of market environments. The Portfolio Management Team continually balances a variety of trade-offs in attempting to meet each fund's investment objective and maximize tax efficiency.

Want to learn more? www.iShares.com www.blackrockblog.com @iShares

The iShares® S&P GSCI® Commodity-Indexed Trust (the "Trust") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares. com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal.

The iShares® S&P GSCI® Commodity-Indexed Trust (the "Trust") is a commodity pool, as defined in the Commodity Exchange Act and the applicable regulations of the Commodity Futures Trading Commission, or "CFTC," and is operated by its "Sponsor," iShares® Delaware Trust Sponsor LLC, a commodity pool operator registered with the CFTC. BlackRock Fund Advisors or "BFA," is an indirect subsidiary of BlackRock, Inc. that serves as the commodity trading advisor, or the "Advisor," of the Trust and is registered with the CFTC. BlackRock Investments, LLC ("BRIL"), a broker-dealer and Financial Industry Regulatory Authority ("FINRA") member, provides promotional support to the Trust. BlackRock Institutional Trust Company, N.A. ("BTC"), a national banking association, is the Trustee of the Trust. BFA, BRIL and BTC are affiliates of BlackRock, Inc. (together with its affiliates, "BlackRock").

Investments in shares of the Trust are speculative and involve a high degree of risk. You could lose all or a substantial portion of your investment in the shares of the Trust. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus. The value of the shares of the Trust, which seeks to track the S&P GSCI® Total Return Index ("Index"), depends on the value of the Index Futures (as such term is defined below) and cash or other collateral assets used to satisfy applicable margin requirements for those Index Future positions. Index Futures are exchange-traded index future contracts on the S&P GSCI-ER, and may include contracts of different terms and expirations over time. **Commodities markets have historically been extremely volatile. The trading of commodity futures contracts may be illiquid. In addition, suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your Shares.** Shares may outperform or underperform the Index.

The price you receive upon the sale of your shares may be less than their NAV. The NAV will fluctuate with changes in the market value of the Trust's assets, and market supply and demand. Brokerage commissions and fees will reduce returns.

Although shares of the Trust may be bought or sold on the exchange through any brokerage account, shares of the Trust are not redeemable from the Trust except in one or more blocks of 50,000 units called Baskets. Only institutions that become Authorized Participants may purchase or redeem Baskets.

Shares of the Trust may not provide the anticipated benefits of diversification from other asset classes. The lack of an active trading market for the shares may result in losses on your investment at the time of disposition of your shares. Diversification may not protect against market risk.

The Trust issues shares representing fractional undivided beneficial interests in its net assets. Please note that, since the shares of the Trust are expected to reflect the price of commodities, as described more fully in the prospectus, held by the Trust, the market price of the shares will be as unpredictable as the price of those commodities have historically been.

The price received upon the sale of shares of the iShares S&P GSCI® Commodity-Indexed Trust , which trade at market price, may be more or less than the value of the commodities represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the iShares S&P GSCI® Commodity-Indexed Trust, carefully read the prospectus.

Following an investment in the Trust, several factors may have the effect of causing a decline in the prices of the commodities and a corresponding decline in the price of the shares. Among them: (i) a change in economic conditions, such as a recession, can adversely affect the price of the commodities. These commodities are used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the Trust; (ii) a significant change in the attitude of speculators and investors towards the commodities. Should the speculative community take a negative view towards the commodities, a decline in world commodities prices could occur, negatively impacting the price of the Trust; (iii) a significant increase in the commodity price hedging activity by commodities producers.

The Trust is not sponsored, endorsed, sold, or promoted by S&P Dow Jones Indices LLC or its affiliates. Neither S&P Dow Jones Indices LLC, nor its affiliates, make any representation regarding the advisability of investing in the Trust.

Shares of iShares Funds are bought and sold at market price (not NAV) and are not individually redeemed from the Fund. Brokerage commissions will reduce returns.

Index returns are for illustrative purposes only. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results.

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737)

iS-11958-0414 IS-GSG-F0314

Not FDIC Insured - No Bank Guarantee - May Lose Value

iShares® by BLACKROCK®